Mail Stop 3561

February 19, 2008

William L. Gipson, President and Chief Executive Officer
The Empire District Electric Company
602 Joplin Street
Joplin, MO 64801

      Re: **The Empire District Electric Company**
            Definitive Proxy Statement on Schedule 14A
            Filed March 16, 2007
            File No. 1-03368

Dear Mr. Gipson:

We have reviewed your filing and have the following comment. You should comply with the comment in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

1. We note your response to prior comment two in our letter dated February 1, 2008 regarding the disclosure of the approximately 1,100 companies underlying the Hay Group survey that the compensation committee relied on in setting the benchmark for compensation of executive officers of the company. However, we reissue the comment to the extent it requested disclosure of the names of the underlying companies. In this regard, we note that the company has disclosed that it engages in benchmarking and that the benchmark is set based on the survey provided by the Hay Group. If the company chooses, the companies may be disclosed in an appendix to the proxy statement so long as there is a clear cross-reference to such disclosure in the Compensation Discussion & Analysis.

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Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Blair Petrillo, Staff Attorney, at (202) 551-3550, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Michael Sherman
Cahill Gordon& Reindel LLP